Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 29 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto Finance plc prices fixed rate notes

4 December 2012

Rio Tinto has priced EUR 1.25 billion and GBP 500 million of fixed rate notes under its European Debt Issuance Programme.

The notes will be issued by Rio Tinto Finance plc and will be unconditionally and irrevocably guaranteed by Rio Tinto plc and Rio Tinto Limited.

The Euro denominated offering comprises (i) long 7-year notes that pay a coupon of 2.0% and will mature on 11 May 2020, and (ii) 12-year notes that pay a coupon of 2.875% and will mature on 11 December 2024.

The 17-year Sterling denominated notes pay a coupon of 4.0% and will mature on 11December 2029.

Prior to these transactions, the Group had no outstanding Euro or Sterling denominated notes.

The proceeds of the offering will be used for general corporate purposes.

Important Information

This announcement is not a prospectus for the purposes of EU Directive 2003/71/EC, as amended. Investors should not subscribe for any notes referred to in this announcement except on the basis of information contained in the base prospectus dated 18 April 2012 and the supplement dated 29 October 2012 to the base prospectus (the base prospectus and so supplemented the “Base  Prospectus”) relating to Rio Tinto’s USD 10,000,000,000 Programme for the Issuance of Debt Instruments and the final terms relating to the notes which, when published, will be available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu).

The distribution of this announcement and other information in certain jurisdictions may be restricted by law and persons into whose possession this announcement or any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase notes. Any purchase of notes should only be made on the basis of the information contained in the Base Prospectus and the final terms, which are/will be made available as described above.

The notes have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities  Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New  York  Stock  Exchange  listed  company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are  aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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For further information, please contact:
Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597
David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605
Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131
Karen Halbert
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 412 119 389
Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454
Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter
High resolution photographs and media pack available at: www.riotinto.com/media